sapa:

02049373

02-08-02

Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street, NW
Washington, D.C. 20549
UNITED STATES

Re: Sapa AB (File No 82-4589) – Rule 12g3-2(b)

Ladies and Gentlemen,

In connection with the Sapa AB's (the "Company's) exemption pursuant to Rule 12g3-2(b) promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), enclosed please find press release of 2 August 2002:

Notice from Sapa regarding announcement by Elkem of its public offer to the shareholders of Sapa

These materials are being furnished under paragraph (b) (1) (i) of Rule 12g3-2(b) of the Exchange Act with the understanding that such information and documents will not be deemed "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act.

Please call the undersigned at +46 8 459 59 00 if you have any further comments or questions regarding the enclosures.

Very truly yours,

Gabriella Pihl for

Magnus Wittbom
General Counsel

Enclosure

Sapa AB
Postal Address **Box 5505, 114 85 Stockholm** Office Address **Humlegårdsgatan 17** Org no **556001-6122**

sapa:

Press Release

2 August 2002

Notice from Sapa regarding announcement by Elkem of its public offer to the shareholders of Sapa

The Board of Directors of Sapa has received the announcement indicating Elkem's intended public offer to acquire all shares, warrants and convertible debentures of Sapa. According to the announcement Elkem intends to file the formal offer document for distribution to Sapa shareholders on 12 August 2002.

Sapa's Board of Directors intends to form a view on the offer at its ordinary meeting on Monday 19 August 2002. The Board has engaged Deutsche Bank as financial advisor.

For further information please contact Bo Askvik, CFO, telephone +46-8-459 59 18.

Sapa is an international industrial group, which develops and markets value-added aluminium profiles, profile-based components and systems, and heat exchanger strip in aluminium. Sapa has an annual turnover of approximately 12 billion SEK, with 6,600 employees all over Europe and in USA and China. Sapa is one of Europe's leading companies within its field and the customers are found in the transport, building, engineering and telecom industries. Sapa is listed on the A-list of Stockholmsbörsen.

Further information about Sapa can be found on our web site www.sapagroup.com

Sapa AB

Postal Address **Box 5505, 114 85 Stockholm** Office Address **Humlegårdsgatan 17** Org no **556001-6122**